July 7, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karl Hiller
Branch Chief
Office of Energy & Transportation

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2021
Filed February 25, 2022
File No. 000-26823

Ladies and Gentlemen:

Alliance Resource Partners, L.P. (the “Partnership,” “we” or “our”) acknowledges receipt of the letter dated June 30, 2022, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with our June 14, 2022 response to the Staff’s Comment Letter dated May 3, 2022 with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2021, File No. 000-26823, filed with the Commission on February 25, 2022 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to advise the Staff promptly when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We will be working with our third-party consultants with respect to your comments on our pricing assumptions and modifications to technical report summaries.  We would expect to file a formal response on or before July 29, 2022 assuming we do not encounter issues which would require materially more time than that to complete.  If we have any questions while we are preparing our responses, we may request a call with the Staff for clarification purposes.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., David Oelman at (713)758-3708.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ Brian L. Cantrell
Brian L. Cantrell
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Resource Partners, L.P.

David Palmer Oelman
Vinson & Elkins L.L.P.